Exhibit 21.1

Accolade, Inc.

Subsidiaries of the Registrant

The following is a list of the Company’s consolidating subsidiaries as of February 28, 2023.

Name of Subsidiary	State or Jurisdiction of Incorporation
Accolade Techologies s.r.o.	Czech Republic
MD Insider, Inc.	Delaware
Accolade 2ndMD LLC	Texas
1stMD LLC	Texas
PlushCare, Inc.	Delaware
PlushCare Technologies Canada, Inc.	Canada